Mail Stop 6010

June 25, 2007

Ron Najafi, Ph.D.
Chairman of the Board, Chief Executive Officer and President
NovaBay Pharmaceuticals, Inc.
5980 Horton Street – Suite 550
Emeryville, California 94608

Re: **NovaBay Pharmaceuticals, Inc.**
       Amendment No. 3 to Form S-1 Registration Statement
       File No. 333-140714

Dear Mr. Najafi:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock Based Compensation, page 39

1. Please refer to your response to prior comment 14 and your disclosure that you grant options to purchase your common stock to employees and directors at prices equal to or greater than the fair value of the stock on the dates the options are granted. It appears from your response that the enterprise value of your company was

determined based discussions with investment banks in mid to late 2006 and an independent third-party valuation as of December 31, 2006. Please disclose, and explain to us, in greater detail how you determined the fair value of the common stock at each grant date. Discuss the methodology used to determine enterprise value at each grant date and how the enterprise value was allocated to the preferred and common stock. Explain management's basis for the discount from preferred stock.

2. Disclose whether or not the valuation used to determine fair value at each grant date was contemporaneous or retrospective. If the valuation specialist was a related party, please state that fact. If the valuation at each grant date was not performed contemporaneously. Please disclose the following information relating to your issuances of equity instruments:

- A discussion of significant factors, assumptions, and methodologies used in determining fair value
- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Todd Sherman at 202-551-3665 or Don Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Suzanne Hayes at 202-551-3675 or me at 202-551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

Cc: Chris Barry, Esq.
       Dorsey & Whitney LLP
       U.S. Bank Centre
       1420 Fifth Avenue – Suite 3400
       Seattle, Washington 98101-4010